UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For May 16, 2006

Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

        Furnished herewith are:

1.
A Material Change Report of Falconbridge Limited ("Falconbridge"), dated May 13, 2006, disclosing that on May 13, 2006, Falconbridge and Inco Limited ("Inco") entered into a fourth amending agreement (the "Amending Agreement") for the purpose of further amending the support agreement (as amended, the "Support Agreement") originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge common shares ("Falconbridge Shares") to Cdn.$51.17 per Falconbridge Share pursuant to Inco's offer (the "Offer") to acquire all of the issued and outstanding Falconbridge Shares. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge Share held or 0.6927 of a common share of Inco (an "Inco Share") plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the Offer;

2.
The fourth amending agreement for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively;

3.
The third amending agreement for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006 and February 20, 2006, respectively;

4.
The second amending agreement for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006; and

5.
The first amending agreement for the purpose of amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005.

        The Material Change Report shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The Material Change Report is specifically incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-126529).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
May 16, 2006	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Material Change Report of Falconbridge Limited ("Falconbridge"), dated May 13, 2006, disclosing that on May 13, 2006, Falconbridge and Inco Limited ("Inco") entered into a fourth amending agreement (the "Amending Agreement") for the purpose of further amending the support agreement (as amended, the "Support Agreement") originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge common shares ("Falconbridge Shares") to Cdn.$51.17 per Falconbridge Share pursuant to Inco's offer (the "Offer") to acquire all of the issued and outstanding Falconbridge Shares. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge Share held or 0.6927 of a common share of Inco (an "Inco Share") plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the Offer.
99.2	The fourth amending agreement for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively.
99.3	The third amending agreement for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006 and February 20, 2006, respectively.
99.4	The second amending agreement for the purpose of further amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006.
99.5	The first amending agreement for the purpose of amending the support agreement originally entered into by Inco and Falconbridge on October 10, 2005.